SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 7)


                              Loctite Corporation
                              -------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  540137 10 6
                                --------------
                                (CUSIP Number)


                             Alan Appelbaum, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 14, 1994
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].



                                 SCHEDULE 13D

CUSIP No.  540137 10 6
          -------------

______________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HC Investments, Inc.
______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |__|
                                                                     (b) | x|
                                                                          --
______________________________________________________________________________
3    SEC USE ONLY

______________________________________________________________________________
4    SOURCE OF FUNDS

     AF, WC
______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                      |__|


______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
______________________________________________________________________________
              7   SOLE VOTING POWER

                  10,485,560
 NUMBER OF        ____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         NONE
   EACH           ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH           10,485,560
                  ____________________________________________________________
              10  SHARED DISPOSITIVE POWER

                  NONE
______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,485,560
______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              | x|
     CERTAIN SHARES                                                       --
______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       29.6%
______________________________________________________________________________
14   TYPE OF REPORTING PERSON

       CO
______________________________________________________________________________


          This Amendment No. 7 (this "Amendment") amends and supplements the
Schedule 13D filed on June 3, 1985, as previously amended (the "Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background.
         -----------------------

          The names, addresses, occupations and citizenship of the current executive officers and members of the Board of Directors of HCI are set forth on Schedule I hereto.

          The principal executive offices of Henkel KGaA are located at 67 Henkelstrasse, 40191 Duesseldorf, Federal Republic of Germany. The names, addresses, occupations and citizenship of the current executive officers, directors and controlling persons of Henkel KGaA are set forth on Schedule II hereto.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          HCI expended an aggregate of $1,264,979.60 in connection with its acquisitions, since March 6, 1992, of 33,808 shares of Common Stock. The source of such funds were capital contributions from Henkel Corporation from its own working capital.

Item 4.  Purpose of Transaction.
         ----------------------

          On April 14, 1994, Henkel KGaA, Henkel Corporation and HCI (referred to collectively as "Henkel") entered into an agreement with Loctite (the "Agreement") to provide for certain aspects of the continuing relationships among them. In connection with the Agreement, Loctite adopted a shareholder rights plan and entered into a Rights Agreement dated as of April 14, 1994 with The First National Bank of Boston (the "Rights Agreement"). A copy of each of the Agreement and the Rights Agreement is filed as an Exhibit hereto and each is incorporated herein by this reference. The following description of certain of the terms thereof is qualified in its entirety by reference to the Agreement and the Rights Agreement.

          Pursuant to the Agreement, the Investment Agreement previously described in the Schedule 13D shall terminate on and as of April 25, 1994. Certain aspects of the continuing relationship between Loctite and Henkel will be governed by the Agreement, as supplemented by the provisions of the Rights Agreement, which will terminate on April 14, 2004.

          Under the Agreement, as long as Henkel owns at least 10% of the outstanding Common Stock, Loctite is prohibited from (i) adopting any shareholder rights plans or similar device that does not contain substantially the same terms and conditions as those set forth in the Rights Agreement and
(ii) adopting, amending, modifying, waiving, terminating or invalidating any provision of the Rights Agreement, any similar rights plan, Loctite's certificate of incorporation or by-laws in any way which would adversely affect the rights of Henkel under the Rights Agreement.

          Under the Agreement, Loctite will (subject to certain exceptions) give Henkel notice of, and a reasonable opportunity to present its views on,
(i) any proposed adoption, amendment, modification, waiver, termination or invalidation by Loctite of any provision of the Rights Agreement, any similar rights plan, Loctite's certificate of incorporation or by-laws not otherwise prohibited by the Rights Agreement and (ii) any proposed issuance by Loctite of additional shares of Common Stock (subject to certain exceptions).

          Under the Agreement, Henkel shall not, directly or indirectly, seek to (i) amend, modify, waive, terminate or invalidate any provision of the Rights Agreement or similar rights plan or (ii) redeem or exchange the rights under the Rights Agreement, in either case, unless a majority of the outside Directors of Loctite consents to such action. Under the Agreement, Henkel will (subject to certain exceptions) give Loctite notice of, and a reasonable opportunity to present its views on, any proposed solicitation of proxies in opposition to any proposal recommended by the Board of Directors of Loctite (the "Board") or to remove any Director on the Board (each, a "Director").

          Under the Agreement, the Board will be expanded from ten members to twelve members, and Henkel will recommend one person to become one of the two new Directors. Such recommendation shall be subject to the approval of a majority of all of the Directors, which approval shall not be unreasonably withheld. Under the Agreement, Loctite will not expand or reduce the size of the Board without Henkel's prior written consent.

          Under the Agreement, in connection with the annual election of Directors, Henkel shall be entitled to recommend to serve as Directors three persons at any time that it owns at least 25% of the outstanding Common Stock; two persons at any time that it owns between 15% and 25% of the outstanding Common Stock; and one person at any time that it owns between 10% and 15% of the outstanding Common Stock. Henkel shall not be entitled to recommend Directors pursuant to the Agreement at any time that it owns less than 10% of the outstanding Common Stock. Such recommendations shall be subject to the approval of a majority of all of the Directors, which approval shall not be unreasonably withheld.

          Under the Agreement, at least one Henkel recommended Director shall be a member of any key committee of the Board that has up to four members, and at least two Henkel recommended Directors shall be members of any key committee of the Board that has five or more members. Loctite shall cause the Shareholder Relations Committee of the Board to be dissolved effective as of April 25, 1994.

          The Rights Agreement generally imposes economic consequences against any stockholder who owns in excess of 10% of the outstanding Common Stock, subject to certain exceptions. Henkel is one of the stockholders grandfathered under the Rights Agreement and is permitted to own in excess of 10% of the outstanding Common Stock without such consequences on the terms set forth in the Rights Agreement. Henkel currently owns approximately 29.6% of the outstanding Common Stock.

          Under the Agreement and the Rights Agreement, Henkel may beneficially own up to 35% of the outstanding Common Stock, such maximum percentage being subject to adjustment under certain circumstances (the "Henkel Percentage"). Henkel may acquire additional shares of Common Stock, up to the Henkel Percentage, in open market transactions, privately negotiated transactions, transactions pursuant to the right of first refusal from the Sellers previously described in the Schedule 13D, or otherwise.

          Under the Agreement, Henkel's right of first refusal pursuant to the Stock Purchase Agreement, which expires on May 23, 1998, may be exercised by Henkel so long as, following such exercise, Henkel owns less than the Henkel Percentage. Under the Agreement, after Henkel has reached the Henkel Percentage or if Henkel declines to exercise its right of first refusal, Henkel will assign the right to exercise the right of first refusal on the Common Stock being offered to Loctite. If neither Henkel nor Loctite exercises the right of first refusal with respect to Common Stock being offered in an amount equal to 3% or more of the outstanding Common Stock, Henkel and Loctite would use their respective reasonable best efforts to cause the Common Stock being offered to be distributed as widely as practicable.

          Under the Rights Agreement, a person generally is permitted to own more than 10%, and Henkel is permitted to own more than the Henkel Percentage, of outstanding Common Stock without economic consequence only pursuant to a tender or exchange offer for all outstanding Common Stock which (i) is at a price and on terms determined by at least a majority of the disinterested Directors and a majority of all of the members of the Board to be adequate and otherwise in the best interests of Loctite or (ii) remains open for a period of at least 60 days after the tender or exchange offer has commenced and the consummation of which results in the offeror becoming the beneficial owner of more than 50% of the outstanding Common Stock.

          Except as described herein, Henkel is not restricted or prohibited from transferring shares of Common Stock held by it. Under the Agreement and the Rights Agreement, Henkel may transfer a portion or all of the Common Stock held by it to any person who, as a result of such transfer, would own more than 10% of the outstanding Common Stock only if (i) a majority of the unaffiliated Directors in their business judgment has not determined that beneficial ownership by such person of 10% or more of the outstanding Common Stock would be reasonably likely to materially adversely affect Loctite or its stockholders and (ii) such person does not beneficially own, after giving effect to such transfer, a percentage of the then outstanding Common Stock in excess of the lesser of (A) the Henkel Percentage in effect immediately prior to such proposed transfer and (B) the sum of 0.3% of the then outstanding Common Stock and the percentage of the then outstanding Common Stock to be transferred by Henkel to such person in such proposed transfer.
No transferee of any shares of Common Stock from Henkel shall have any rights under the Agreement.

          Under the Rights Agreement, the Henkel Percentage shall be reduced by the percentage of Common Stock transferred by Henkel upon any transfer, unless such transfer is effected by means of a "Distribution Transaction." A Distribution Transaction is defined generally as a public offering or sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"), in which the shares transferred are widely distributed and no transferee acquires more than 1% of the outstanding Common Stock and no more than three transferees acquire more than 0.5% of the outstanding Common Stock. In the event of Distribution Transactions pursuant to which Henkel transfers, in the aggregate, in excess of 10% of the outstanding Common Stock, the Henkel Percentage is also reduced by the aggregate percentage of Common Stock transferred in such Distribution Transactions.

            Under the Agreement and subject to certain exceptions, Loctite will prepare and file, on at least two occasions at the request of Henkel Corporation, a registration statement on any available form under the 1933 Act, covering any equity securities of Loctite then owned by Henkel, at the expense of Henkel. Any equity securities of Loctite owned by Henkel shall, at Henkel Corporation's request, be included in any other registration statement covering Loctite equity securities. Loctite will use its best efforts so that Henkel may sell its Loctite equity securities pursuant to Rule 144.

          Under the Agreement, Common Stock held by associates ("Associates"), as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, of Henkel are not deemed to be beneficially owned by Henkel. If at any time Henkel or Loctite becomes aware of the fact that the aggregate Common Stock held by Henkel and its affiliates and Associates exceeds the Henkel Percentage then in effect, Henkel must vote the excess Common Stock on any matter in the same proportion as all outstanding Common Stock not held by Henkel and its affiliates and Associates is voted. Henkel must also tender into any tender or exchange offer (or otherwise sell to the person making such tender or exchange offer) that is not opposed by a majority of those outside Directors who are also Disinterested Directors (as defined in the Rights Agreement) or that is for all outstanding shares of Common Stock and is held open for a period of at least 60 days the excess Common Stock in the same proportion as all outstanding Common Stock not held by Henkel and its affiliates and Associates is tendered in such tender or exchange offer.

          On April 14, 1994, Henkel KGaA issued a press release concerning the Agreement and the Rights Agreement. A copy of the press release is filed as
Exhibit 10 hereto and is incorporated herein by this reference.

          Henkel intends to review its investment in Common Stock from time to time, including, among other things, the financial performance of Loctite, the market for and price of Common Stock, and other general market and investment conditions, and may, based on such review, purchase or sell shares of Common Stock as permitted under the Agreement and the Rights Agreement.

          Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) - (b) At the date hereof, HCI beneficially owns 10,485,560 shares of Common Stock, representing approximately 29.6% of the 35,377,625 shares of Common Stock outstanding on March 11, 1994 as reported in Loctite's Form 10-K for the fiscal year ended December 31, 1993. Subject to the limitations of the Agreement and the Rights Agreement, HCI has sole power to vote and to dispose of the shares of Common Stock beneficially owned by it.

          As set forth in Item 4 above and subject to the limitations described therein, HCI has a right of first refusal with respect to shares of Common Stock representing approximately 10% of the outstanding Common Stock. Henkel disclaims beneficial ownership with respect to all shares of Common Stock subject to the right of first refusal.

          At the date hereof, Dr. Roman Dohr (a former member of the Board of Management of Henkel KGaA and a director of Loctite) is the beneficial owner (with sole voting and dispositive power) of 700 shares of Common Stock. At the date hereof, Dr. Juergen Manchot (the Vice Chairman of the Shareholders' Committee of Henkel KGaA and a director of Loctite) is the beneficial owner (with sole voting and dispositive power) of 2,700 shares of Common Stock.
HCI, Henkel Corporation, Henkel of America, Inc. and Henkel KGaA disclaim beneficial ownership of all shares of stock described in this paragraph, which shares of Common Stock, in the aggregate, constitute less than 0.1% of the number of outstanding shares of Common Stock.

          At the date hereof, except as stated herein, neither HCI nor, to the best of its knowledge, Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedules I and II beneficially owns any shares of Common Stock (other than shares of Common Stock beneficially owned by HCI of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).

          (c) Certain information with respect to each transaction in the Common Stock since March 6, 1992 (the date of Amendment No. 6 to the Schedule
13D) is set forth in Exhibit 11 hereto. Except as set forth herein, no transactions in shares of Common Stock were effected during the past 60 days by HCI, or, to the best of its knowledge, by Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedules I and II hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

          Except for the Agreement and the Rights Agreement described herein, and the Stock Purchase Agreement previously described in the Schedule 13D, neither HCI nor, to the best of its knowledge, Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedules I and II hereto has any contract, arrangement, understanding or relationship with any person with respect to any Loctite securities.



Item 7.  Material to be filed as Exhibits.
         --------------------------------

         Exhibit 8.     Agreement, dated as of April 14, 1994, among Henkel
         ---------      KGaA, Henkel Corporation, HCI and Loctite.

         Exhibit 9.     Rights Agreement, dated as of April 14, 1994, between
         ---------      Loctite and The First National Bank of Boston.

         Exhibit 10.    Press Release issued by Henkel KGaA on April 14, 1994.
         ----------

         Exhibit 11.    Purchases of Common Stock from March 6, 1992 through
         ----------     April 14, 1994.



                                   Signature
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 1994
                                        HC Investments, Inc.

                                        By:  /s/ Ernest G. Szoke
                                            ----------------------------
                                            Ernest G. Szoke, Secretary


                                  SCHEDULE I
                                  ----------

                 Officers and Directors of HC Investments, Inc.
                 ---------------------------------------------

         The following table sets forth the name, business address, position with HC Investments, Inc. ("HCI") and present principal occupation of each director and executive officer of HCI. Each individual listed below is a citizen of the United States, except for Dr. Karl Grueter, who is a citizen of the Federal Republic of Germany.

                                Position with HCI and Present
Name and Address              Principal Occupation or Employment
- ----------------              ----------------------------------

Dr. Karl Grueter              General Counsel of Henkel KGaA;
Henkel KGaA                   Chairman of the Board of Directors
Henkelstrasse 67              of HCI
40191 Duesseldorf
Federal Republic of Germany

Mr. John E. Knudson           Vice President - Finance and Chief
Henkel Corporation            Financial Officer of Henkel
2200 Renaissance Boulevard    Corporation; Director and President
Gulph Mills, PA  19406        of HCI

Mr. Ernest G. Szoke           Vice President and Chief Legal
Henkel Corporation            Officer of Henkel Corporation;
2200 Renaissance Boulevard    Director and Secretary of HCI
Gulph Mills, PA  19406

Mr. John R. Fulton, III       Tax Director of Henkel Corporation;
Henkel Corporation            Director and Assistant Secretary
2200 Renaissance Boulevard    of HCI
Gulph Mills, PA  19406

Mr. James E. Ripka            Treasurer of Henkel Corporation;
Henkel Corporation            Director and Treasurer of HCI
2200 Renaissance Boulevard
Gulph Mills, PA  19406

Mr. Lloyd Overton Martin      Assistant Vice President,
Wilmington Trust Company      Corporate, Financial Services
Rodney Square North           Department, Wilmington Trust
Wilmington, DE  19890         Company; Director and Assistant
                              Treasurer of HCI

Ms. Patricia A. Mosesso       Administrative Manager, Law
Henkel Corporation            Department; Assistant Secretary
2200 Renaissance Boulevard    of HCI
Gulph Mills, PA  19406




                                  SCHEDULE II

                     Officers and Directors of Henkel KGaA


          The following table sets forth the name, business address (except as noted), position with Henkel KGaA and present principal occupation of each director, executive officer and controlling person of Henkel KGaA. Each individual listed below is a citizen of the Federal Republic of Germany, except Mr. de Keersmaecker, who is a citizen of Belgium, and Dr. Morwind, who is a citizen of the Republic of Austria.

                                   Present Principal
Name and Address                Occupation or Employment
- ----------------                ------------------------

Supervisory Board:
- -----------------

Mr. Albrecht Woeste             Chairman of the Supervisory
Henkelstrasse 67                Board of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany

Mr. Gottfried Neuen             Chairman of the Works Council
c/o Henkel KGaA                 and Deputy Chairman of the
Henkelstrasse 67                Supervisory Board of Henkel
40191 Duesseldorf               KGaA
Federal Republic of Germany

Dr. Ulrich Cartellieri          Member of the Board of
c/o Deutsche Bank AG            Management of Deutsche Bank AG
Koenigsalles 45/51
40191 Duesseldorf
Federal Republic of Germany

Mrs. Ursula Fairchild           Photographer
6126 Avenida Cresta
La Jolla, California  92307
United States
(residence)

Dr. Klaus Dieter Leister        Member of the Board of Management
c/o Westdeutsche Landesbank     of Westdeutsche Landesbank
- - Gironzentrale -
40199 Duesseldorf
Federal Republic of Germany

Mr. Johann-Christoph Frey       Entrepreneur
Kuehlwetterstrasse 49
40239 Duesseldorf
Federal Republic of Germany

Mr. Hans Mehnert                Member of the Works Council
c/o Henkel KGaA                 of Henkel KGaA
Henkelstrasse 67
40191 Duesseldorf
Federal Republic of Germany

Mr. Herbert Puderbach           Physicist employed by Henkel
c/o Henkel KGaA                 KGaA
Henkelstrasse 67
40191 Duesseldorf
Federal Republic of Germany

Mr. Juergen Sarrazin            Member of the Board of Dresdner
c/o Dresdner Bank               Bank AG
Juergen-Ponto-Platz 1
60301 Frankfurt/Main
Federal Republic of Germany

Mr. Erich Ruch                  Officer of IG Chemie-Papier-
c/o IG Chemie-Papier-Keramik    Keramik
Friedrich-Ebert-Allee 34-38     (Industrial union of employees
40210 Duesseldorf               in the chemical industry)
Federal Republic of Germany

Mrs. Klaere Spaas               Assistant Manager Distribution
c/o Thera Cosmetic GmbH         Thera Cosmetic GmbH
Werk Duelken
Lange Strasse 130
41751 Viersen
Federal Republic of Germany

Mr. Hans Vonderhagen            Member of the Works Council
c/o Henkel KGaA                 of Henkel KGaA
Henkelstrasse 67
40191 Duesseldorf
Federal Republic of Germany

Mr. Benedikt-Joachim Freiherr   Farmer
  von Herman
Obere Dorfstrasse 1
88489 Wain
Federal Republic of Germany

Mr. Juergen Walter              Officer of IG Chemie-Papier-
c/o IG Chemie-Papier-Keramik    Keramik
Koenigsworther Platz 6          (Industrial union of employees
31535 Hannover                  in the chemical industry)
Federal Republic of Germany

Mr. Dieter Wendelstadt          Chairman of the Management
c/o Colonia-Versicherung AG     Board of Colonia-Versicherung AG
Colonia-Allee 10-20             and Colonia Lebensversicherung
51058 Koeln                     (insurance company)
Federal Republic of Germany

Mr. Hans Zander                 Member of the Works Council of
c/o Henkel KGaA                 Henkel KGaA
Henkelstrasse 67
40191 Duesseldorf
Federal Republic of Germany

Board of Management:
- -------------------

Dr. Hans-Dietrich Winkhaus      Chairman of the Board of
Henkelstrasse 67                Management of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany

Dr. Jens Conrad                 Executive Vice President-Chemical
Henkelstrasse 67                Products of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany

Mr. Guido de Keersmaecker       Executive Vice President-
Henkelstrasse 67                Adhesives of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany

Dr. Jochen Krautter             Executive Vice President-
Henkelstrasse 67                Metal Chemicals
40191 Duesseldorf
Federal Republic of Germany

Dr. Wilfried Umbach             Executive Vice President-
Henkelstrasse 67                Research and Technology of
40191 Duesseldorf               Henkel KGaA
Federal Republic of Germany

Dr. Hans-Guenter Gruenewald     Executive Vice President-
Henkelstrasse 67                Finance of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany

Dr. Klaus Morwind               Executive Vice President-
Henkelstrasse 67                Detergents/Cleaning Products
40191 Duesseldorf               of Henkel KGaA
Federal Republic of Germany

Dr. Roland Schulz               Executive Vice President-
Henkelstrasse 67                Human Resources of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany

Dr. Uwe Specht                  Executive Vice President-
Henkelstrasse 67                Toiletries of Henkel KGaA
40191 Duesseldorf
Federal Republic of Germany




                                 Exhibit Index
                                 -------------


Exhibit Number                                                     Page Number
- --------------                                                     -----------

Exhibit 1             Stock Purchase Agreement                          *
                      between Henkel of America,
                      Inc. and certain stockholders
                      of Loctite dated as of May 23, 1985

Exhibit 2             Investment Agreement between                      *
                      Henkel of America, Inc. and
                      Loctite dated May 23, 1985

Exhibit 3             Amendment to Stock Purchase                       *
                      Agreement between Henkel
                      Corporation and certain
                      stockholders of Loctite
                      dated as of October 11, 1985

Exhibit 4             Press Release issued by                           **
                      Henkel KGaA on March 19, 1991

Exhibit 5             Press Release issued by                           ***
                      Henkel KGaA on May 6, 1991

Exhibit 6             Agreement among Frederick B.                      ****
                      Krieble, Theta and Henkel
                      Corporation dated as of
                      January 31, 1992

Exhibit 7             Acknowledgement of Loctite                        ****
                      dated February 4, 1992

Exhibit 8             Agreement, dated as of April
                      14, 1994, among Henkel KGaA,
                      Henkel Corporation, HCI and
                      Loctite

Exhibit 9             Rights Agreement, dated as of
                      April 14, 1994, between
                      Loctite and The First
                      National Bank of Boston

Exhibit 10            Press Release issued by
                      Henkel KGaA on April 14, 1994

Exhibit 11            Purchases of Common Stock
                      from March 6, 1992 through
                      April 14, 1994



    * Previously filed as an Exhibit to the Schedule 13D on November 6, 1985.

   ** Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 20, 1991.

  *** Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on May 8, 1991.

 **** Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on March 2, 1992.